UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

(Commission File No. 001-34429),

PAMPA ENERGÍA S.A.

(Exact Name of the Registrant as Specified in the Charter)

Pampa Energy Inc.

(Translation of Registrant’s Name into English)

Maipú 1

C1084ABA, City of Buenos Aires

Argentina

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Condensed Management Discussion and Analysis of the Financial Results of Pampa Energía S.A. for the Three-Month Period Ended March 31, 2019 Compared to the Same Period in 2018

References to the “Company,” “Pampa Energía,” “we,” “us” and “our” are to Pampa Energía S.A. and its consolidated subsidiaries.

You should read the information contained herein in conjunction with the Company’s report on Form 6-K, furnished to the SEC on July 1, 2019 containing our unaudited consolidated condensed interim financial statements as of March 31, 2019 and for the three-month periods ended March 31, 2019 and 2018 and with any other information about the Company that is publicly available, including the Company’s SEC filings. Periodic reports and other information filed by us with the SEC are available to the public on the SEC’s website at www.sec.gov. This information can be inspected and copied, and copies can be obtained at prescribed rates, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.

Capitalized terms used and not otherwise defined herein shall have such meaning ascribed to them in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.

The financial information presented below has been measured in terms of current Argentine Pesos (“Pesos”) as of March 31, 2019 applying the guidance in International Accounting Standard 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) as issued by the International Accounting Standards Board. The financial information presented in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 has not been recast to be measured in terms of current Pesos as of March 31, 2019; therefore, the information contained therein and in other information filed by us with the SEC is not directly comparable to the information presented below. The change in the general price index between December 31, 2018 and March 31, 2019 was 11.8%.

Generation Segment

	Generation
	(in millions of Pesos stated in terms of the measuring unit current as of March 31, 2019)
	03.31.2019	03.31.2018	Variation	%
Revenue	8,545	5,220	3,325	64%
Cost of sales	(4,746)	(2,389)	(2,357)	99%
Gross profit	3,799	2,831	968	34%

Selling expenses	(20)	(40)	20	(50%)
Administrative expenses	(314)	(307)	(7)	2%
Other operating income and expenses, net	(22)	(20)	(2)	10%
Share of profit from joint ventures	(35)	(28)	(7)	25%
Operating income	3,408	2,436	972	40%

Gain on net monetary position	3,942	1,546	2,396	155%
Finance income	640	407	233	57%
Finance costs	(961)	(922)	(39)	4%
Other financial results	(3,098)	(1,537)	(1,561)	102%
Financial results, net	523	(506)	1,029	(203%)
Profit before income tax	3,931	1,930	2,001	104%

Income tax	(958)	(1,037)	79	(8%)
Profit for the period	2,973	893	2,080	233%

Owners of the company	2,847	859	1,988	231%
Non - controlling interest	126	34	92	271%

Revenue

Net revenues from our generation segment increased by 64%, to Ps. 8,545 million, during the three-month period ended March 31, 2019, compared to Ps. 5,220 million for the same period in 2018. The segment’s Ps. 3,325 million increase in electricity sales was mainly due to the 98% year-over-year peso devaluation in the average nominal exchange rate, which was higher than the 53% year-over-year inflation, with impact on our U.S.$-denominated sales, not only with respect to our new energy’s power purchase agreements (Energía Plus, SE Res. No. 220/2007, MEyM Res. No. 21/2017 and RenovAr) but also with respect to our legacy energy’s remuneration (SEE Res. No. 19/2017 and SRRyM Res. No. 1/2019). In addition, since the second week of November 2018, we opted to make use of the fuel self-procurement capacity for the thermal generation units and therefore, higher revenues were recorded due to the recognition of gas cost as a pass-through in the Variable Production Cost. These effects were partially offset by an update in the legacy energy remuneration scheme as from March 2019, which, among other measures, reduced the thermal power plants’ remuneration not only for capacity with the availability commitment statement but also for operation and maintenance.

In operating terms, our power generation decreased by 9% during the three-month period ended March 31, 2019 compared to the same period in 2018 mainly due to the lower dispatch at CTG and CTP, a slightly lower dispatch rate due to lower electricity demand at CTLL, CPB and CTGEBA and a lower level of water at the dams in Mendoza, especially at HIDISA. These variations were partially offset by the commissioning of PEMC and a better availability at CTIW. The following table shows net electricity sales (in GWh) for power generation plants:

	Three-month period ended March 31,
GWh	2019			2018
	Net generation	Purchases	Total sales	Net generation	Purchases	Total sales
Hydroelectric facilities:
HINISA	190	—	190	198	—	198
HIDISA	119	—	119	146	—	146
HPPL	175	—	175	167	—	167
Thermal facilities:
CTG	282	99	381	623	162	785
CTLL	1,213	—	1,213	1,251	—	1,251
CTP	13	—	13	49	—	49
CPB	400	—	400	430	—	430
CTPP	39	—	39	34	—	34
CTIW	90	—	90	55	—	55
CTGEBA	1,279	106	1,385	1,310	178	1,488
EcoEnergía	25	—	25	28	—	28
Wind facilities:
PEMC	89	—	89	—	—	—
Total	3,913	205	4,118	4,289	340	4,630

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Cost of Sales

Cost of sales for our generation segment increased by 99%, to Ps. 4,746 million for the three-month period ended March 31, 2019, compared to Ps. 2,389 million for three-month period ended March 31, 2018, mainly due to higher gas purchases for fuel self-procurement, which was partially offset by lower costs of energy purchases to cover Energía Plus contracts.

Gross Profit

Gross profit from our generation segment increased by Ps. 968 million and recorded a Ps. 3,799 million profit for the three-month period ended March 31, 2019, compared to a Ps. 2,831 million profit for the same period in 2018.

Selling Expenses

Selling expenses from our generation segment decreased by 50%, to Ps. 20 million for the three-month period ended March 31, 2019, compared to Ps. 40 million for the same period in 2018, mainly due to lower charges for taxes, rates and contributions and net impairment losses on financial assets mainly resulting from the effects of the application of IFRS 9 in 2018.

Administrative Expenses

Administrative expenses of our generation segment amounted to Ps. 314 million for the three-month period ended March 31, 2019, compared to the Ps. 307 million for the same period in 2018.

Other Operating Income and Expenses, Net

Other operating income and expenses net amounted to a Ps. 22 million loss for the three-month period ended March 31, 2019, compared to Ps. 20 million recorded in the same period in 2018.

Operating Income

Our generation segment recorded operating income of Ps. 3,408 million for the three-month period ended March 31, 2019, compared to an operating income of Ps. 2,436 million for the same period in 2018.

Financial Results, Net

Financial results, net, from generation activities accounted for a Ps. 523 million gain for the three-month period ended March 31, 2019, compared to a loss of Ps. 506 million for the same period in 2018, mainly due to: a Ps. 2,396 million gain on the net monetary position resulting from the application of IAS 29 and higher commercial interests with CAMMESA, which was partially offset by a Ps. 1,561 million loss in other financial results (mainly generated by net foreign exchange differences incurred as a result of the denomination of our financial debt) and, to a lower extent, the loss resulting from the restimation of the value of receivables from CAMMESA and lower gains from changes in the fair value of financial instruments.

Income Tax

Generation activities recorded an income tax charge of Ps. 958 million for the three-month period ended March 31, 2019, compared to a charge of Ps. 1,037 million for the same period in 2018.

Total Profit

Generation activities recorded a net profit of Ps. 2,973 million for the three-month period ended March 31, 2019, of which Ps. 2,847 million are attributable to the owners of the Company, compared to Ps. 859 million attributable to the owners of the Company for the same period in 2018.

Distribution of energy segment

	Distribution of energy
	(in millions of Pesos stated in terms of the measuring unit current as of March 31, 2019)
	03.31.2019	03.31.2018	Variation	%
Revenue	15,987	17,439	(1,452)	(8%)
Cost of sales	(13,562)	(11,623)	(1,939)	17%
Gross profit	2,425	5,816	(3,391)	(58%)

Selling expenses	(1,498)	(1,195)	(303)	25%
Administrative expenses	(674)	(700)	26	(4%)
Other operating income and expenses, net	(275)	(330)	55	(17%)
Operating (loss) income	(22)	3,591	(3,613)	(101%)

Gain on net monetary position	3,308	1,679	1,629	97%
Finance income	180	146	34	23%
Finance costs	(1,636)	(1,020)	(616)	60%
Other financial results	(610)	(216)	(394)	182%
Financial results, net	1,242	589	653	111%
Profit before income tax	1,220	4,180	(2,960)	(71%)

Income tax	(1,071)	(1,344)	273	(20%)
Profit for the period	149	2,836	(2,687)	(95%)

Owners of the company	85	1,475	(1,390)	(94%)
Non - controlling interest	64	1,361	(1,297)	(95%)

Revenue

Energy volume sales decreased, mainly explained by lower consumption in the residential segment related to lower average temperatures and tariff increases, in addition to lower demand from industries and SMEs in line with a downturn in economic activity. The number of Edenor’s clients increased by 4% in March 31, 2019 compared to March 31, 2018, mainly due to regularization of residential clients as a result of the market disciplinary actions and normalization of clandestine connections, which included the installation of approximately 100 thousand energy integrated measuring units during 2018. This effect was partially offset by a decline in the number of commercial clients due to lower economic activity.

Net revenues from our distribution of energy activities decreased by 8%, to Ps. 15,987 million, for the three-month period ended March 31, 2019, compared to Ps. 17,439 million for the three-month period ended March 31, 2018, as a result of lower average temperatures affecting volume sales. These effects were partially offset by higher billing due to increases of electricity prices (as a raw material).

Cost of Sales

The cost of sales for our distribution of energy segment increased by 17% to Ps. 13,562 million for the three-month period ended March 31, 2019, compared to Ps. 11,623 million for the same period in 2018, mainly due to increases in energy purchases as a result of an increase of electricity cost (as a raw material) as subsidies are being gradually discontinued, were partially offset by lower volume of energy demand.

Gross Profit

Gross profit from our distribution of energy segment decreased by Ps. 3,391 million and recorded a Ps. 2,425 million profit for the three-month period ended March 31, 2019, compared to a Ps. 5,816 million profit for the same period in 2018.

Selling Expenses

Selling expenses from our distribution of energy segment increased by 25%, to Ps. 1,498 million in the three-month period ended March 31, 2019, compared to Ps. 1,195 million in the same period in 2018, mainly due to an increase in fines due to a change in ENRE’s criteria for its determination, which was partially offset by a decrease in costs for salaries and social security taxes.

Administrative Expenses

Administrative expenses of the distribution of energy segment amounted to Ps. 674 million for the three-month period ended March 31, 2019, compared to the Ps. 700 million recorded in the same period in 2018.

Other Operating Income and Expenses, Net

Other operating income and expenses, net recorded a loss of Ps. 275 million for the three-month period ended March 31, 2019 compared to the Ps. 330 million loss for the same period in 2018. The decrease was mainly due to a lower charge for tax on bank transactions.

Operating (Loss) Income

The operating result from our distribution of energy segment was Ps. 22 million for the three-month period ended March 31, 2019, compared to Ps. 3,591 million for the same period in 2018.

Financial Results, Net

Financial results, net, from distribution of energy activities represented gains of Ps. 1,242 million for the three-month period ended March 31, 2019, compared to a profit of Ps. 589 million for the same period in 2018, mainly due to a Ps. 1,629 million increase in gains on net monetary position resulting from the application of IAS 29, which were partially offset by higher losses in financial expenses for Ps. 616 million and other financial results for Ps. 394 million mainly on account of net foreign exchange differences.

Income Tax

Our distribution of energy operations recorded an income tax charge of Ps. 1,071 million in the three-month period ended March 31, 2019, compared to a Ps. 1,344 million charge for the same period in 2018.

Total Profit

Distribution of energy activities generated a net profit of Ps. 149 million for the three-month period ended March 31, 2019, of which Ps. 85 million are attributable to the owners of the Company, compared to a net profit of Ps. 2,836 million, of which Ps. 1,475 million are attributable to the owners of the Company, for the same period in 2018.

Oil and Gas Segment

	Oil and Gas
	(in millions of Pesos stated in terms of the measuring unit current as of March 31, 2019)
	03.31.2019	03.31.2018	Variation	%
Revenue	4,639	4,968	(329)	(7%)
Cost of sales	(3,274)	(2,929)	(345)	12%
Gross profit	1,365	2,039	(674)	(33%)

Selling expenses	(152)	(243)	91	(37%)
Administrative expenses	(522)	(538)	16	(3%)
Exploration expenses	(44)	(3)	(41)	1,367%
Other operating income and expenses, net	(125)	2,012	(2,137)	(106%)
Share of profit from associates	40	16	24	150%
Operating income	562	3,283	(2,721)	(83%)

Gain (Loss) on net monetary position	2,421	864	1.557	180%
Finance income	390	35	355	1,014%
Finance costs	(851)	(594)	(257)	43%
Other financial results	(4,543)	(1,738)	(2,805)	161%
Financial results, net	(2,583)	(1,433)	(1,150)	80%
(Loss) Profit before income tax	(2,021)	1,850	(3,871)	(209%)

Income tax	608	(392)	1,000	(255%)
(Loss) Profit for the continuing operations	(1,413)	1,458	(2,871)	(197%)

Discontinued operations	—	746	(746)	100%
(Loss) Profit for the period	(1,413)	2,204	(3,617)	(164%)

Owners of the company	(1,413)	2,209	(3,622)	(164%)
Non - controlling interest	—	(5)	5	100%

Revenue

Net revenues for our oil and gas segment from continuing operations decreased by 7% to Ps. 4,639 million for the three-month period ended March 31, 2019, compared to Ps. 4,968 million for the three-month period ended March 31, 2018. The Ps. 329 million decrease was mainly due to a drop of 35% and 7% in the sale price of gas and oil in U.S.$, respectively, and to a decrease in gas sales volumes, mainly from the Rincón del Mangrullo block. These effects were partially offset by the nominal foreign exchange devaluation that outpaced inflation, impacting positively on our oil and gas sale prices that are denominated in U.S.$ and expressed in AR$, in addition to a higher production and sale of crude oil mainly due to the beginning of crude oil production at Chirete.

The following table shows our production for the oil and gas segment for the periods shown:

	Three-month period ended March 31,
	2019	2018
Oil (Thousand m3/d)
Pampa	0.9	0.7
Total	0.9	0.7

Gas (Million m3/d)
Pampa	7.0	7.0
Total	7.0	7.0

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Cost of Sales

The cost of sales for our oil and gas segment from continuing operations increased by 12%, to Ps. 3,274 million, for the three-month period ended March 31, 2019, compared to Ps. 2,929 million for the same period in 2018, mainly due to higher gas treatment and transportation costs, and higher depreciations at El Mangrullo block due to higher level of investments, which was partially offset by a decrease of royalties and labor costs.

Gross Profit

Gross profit from our oil and gas segment decreased by Ps. 674 million, recording a Ps. 1,365 million profit for the three-month period ended March 31, 2019, compared to a Ps. 2,039 million profit for the same period in 2018.

Selling Expenses

The selling expenses of oil and gas from continuing operations decreased by 37%, to Ps. 152 million for the three-month period ended March 31, 2019, compared to Ps. 243 million during the same period in 2018, mainly due to lower charges for net impairment losses on financial assets mainly resulting from the effects of the application of IFRS 9 in 2018.

Administrative Expenses

Administrative expenses of our oil and gas segment from continuing operations amounted to Ps. 522 million for the three-month period ended March 31, 2019, compared to Ps. 538 million recorded for the same period in 2018.

Exploration Expenses

Exploration expenses from our oil and gas segment from continuing operations increased to Ps. 44 million during the three-month period ended March 31, 2019, compared to the Ps. 3 million recorded during the same period in 2018, mainly due to higher geological and geophysical expenses.

Other Operating Income and Expenses, net

Other operating income and expenses, net of our oil and gas segment from continuing operations recorded a loss of Ps. 125 million, for the three-month period ended March 31, 2019, compared to a profit of Ps. 2,012 million for the same period in 2018. This fluctuation was mainly a result of a Ps 997 million decrease in Gas Plan compensations due to the expiration of Plan Gas II as from July 1, 2018 and a non-recurring income in 2018 from the settlement agreement between EcuadorTLC and the Ecuadorian Government for Ps. 1,276 million.

Operating Income

The operating income from our oil and gas segment from continuing operations totaled Ps. 562 million for the three-month period ended March 31, 2019, representing a 83% decrease compared to operating income of Ps. 3,283 million profit for the same period in 2018. This variation includes a Ps. 24 million increase in share of profit from associates.

Financial Results, Net

Financial results, net, from our oil and gas segment from continuing operations recorded a loss of Ps. 2,583 million for the three-month period ended March 31, 2019, compared to a loss of Ps. 1,433 million for the same period in 2018, mainly due to higher losses in other financial results, in the amount of Ps. 2,805 million, mainly generated by net foreign exchange differences of financial debt, which were offset in part by a Ps. 1,557 million gain on net monetary position resulting from the application of IAS 29.

Income Tax

Our oil and gas segment’s continuing operations recorded an income tax benefit of Ps. 608 million for the three-month period ended March 31, 2019, compared to a Ps. 392 million charge for the same period in 2018, attributable to taxable losses and gains, respectively.

Total (Loss) Profit

Our oil and gas segment’s continuing operations recorded a total loss of Ps. 1,413 million for the three-month period ended March 31, 2019, compared to a Ps. 1,458 million profit for the same period in 2018.

Our oil and gas segment recorded a total profit of Ps. 746 million for discontinued operations in the three-month period ended March 31, 2018, due to the sale in April 2018 of the 58.88% direct interest in PELSA and the direct interests in the Entre Lomas, Bajada del Palo, Agua Amarga and Medanito-Jagüel de los Machos blocks.

Our total loss of Ps. 1,413 million for the three-month period ended March 31, 2019 is entirely attributable to the owners of the Company, compared to a total profit of Ps. 2,204 million recorded for the three-month period ended March 31, 2018, of which Ps. 2,209 million were attributable to the owners of the Company.

Petrochemicals Segment

	Petrochemicals
	(in millions of Pesos stated in terms of the measuring unit current as of March 31, 2019)
	03.31.2019	03.31.2018	Variation	%
Revenue	3,135	3,003	132	4%
Cost of sales	(3,005)	(2,667)	(338)	13%
Gross profit	130	336	(206)	(61%)

Selling expenses	(72)	(112)	40	(36%)
Administrative expenses	(45)	(164)	119	(73%)
Other operating income and expenses, net	(159)	(16)	(143)	894%
Operating (loss) profit	(146)	44	(190)	(432%)

Gain on net monetary position	268	315	(47)	(15%)
Finance income	11	12	(1)	(8%)
Finance costs	(200)	(129)	(71)	55%
Other financial results	(362)	(220)	(142)	65%
Financial results, net	(283)	(22)	(261)	1,186%
(Loss) profit before income tax	(429)	22	(451)	(2,050%)

Income tax	129	68	61	90%
(Loss) profit for the period	(300)	90	(390)	(433%)

Owners of the company	(300)	90	(390)	(433%)
Non - controlling interest	—	—	—	—

Revenue

Net revenues from our petrochemicals segment amounted to Ps. 3,135 million during the three-month period ended March 31, 2019, 4% higher than Ps. 3,003 million for the three-month period ended March 31, 2018. The Ps. 132 million increase was mainly attributable to the impact of the devaluation of the Peso, which exceeded inflation, since sales are largely denominated in U.S.$ and the rise in average U.S.$-denominated prices, which was partially offset by a decrease in domestic sales by our catalytic reformer plant, lower polystyrene sales and a decrease in rubber domestic sales. The following table shows sales volumes in the petrochemicals segment during the specified periods:

Selling volume in thousands of ton	2019	2018
Styrene & Polystyrene	24	31
SBR	6	9
Others	52	47
Total	83	87

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Cost of Sales

The petrochemicals segment’s cost of sales increased by 13% to Ps. 3,005 million, for the three-month period ended March 31, 2019, compared to Ps. 2,667 million for the same period in 2018, mainly due to higher raw material costs. The increase was partially offset by the optimization of fixed costs derived from the discontinuation in the operation of BOPS plant in Zárate and lower purchases of natural gas in U.S.$.

Gross Profit

Gross profit from our petrochemical segment decreased by Ps. 206 million and recorded a Ps. 130 million profit for the three-month period ended March 31, 2019, compared to a Ps. 336 million profit for the same period in 2018.

Selling Expenses

Selling expenses of the petrochemicals segment totaled Ps. 72 million for the three-month period ended March 31, 2019, compared to the Ps. 112 million for the same period in 2018

Administrative Expenses

Administrative expenses decreased to Ps. 45 million during the three-month period ended March 31, 2019, compared to Ps. 164 million for the same period in 2018, mainly due to lower fees for third-party services.

Other Operating Income and Expenses, Net

Other operating income and expenses, net recorded a loss of Ps. 159 million for the three-month period ended March 31, 2019, compared to a Ps. 16 million loss during the three-month period ended March 31, 2018, mainly on account of higher idle capacity charges.

Operating (Loss) Profit

The petrochemicals segment recorded an operating loss of Ps. 146 million for the three-month period ended March 31, 2019, compared to a Ps. 44 million operating gain for the same period in 2018.

Financial Results, Net

Financial results, net, from the petrochemicals segment represented a loss of Ps. 283 million during the three-month period ended March 31, 2019, compared to a loss of Ps. 22 million for the same period in 2018, mainly due to a Ps. 47 million loss on net monetary position resulting from the application of IAS 29 in 2019, and to an increase in losses in other financial results, in the amount of Ps. 142 million, mostly generated by the impact of foreign exchange differences.

Income Tax

Our petrochemicals activities have recorded an income tax benefit for each of the three-month periods ended March 31, 2019 and 2018 in the amount of Ps. 129 million and Ps. 68 million, respectively.

Total (Loss) Profit

The petrochemicals segment recorded a net loss of Ps. 300 million for the three-month period ended March 31, 2019, all of which is attributable to the owners of the Company, compared to a net gain of Ps. 90 million attributable to the owners of the Company for the same period in 2018.

Holding and Others Segment

	Holding and others
	(in millions of Pesos stated in terms of the measuring unit current as of March 31, 2019)
	03.31.2019	03.31.2018	Variation	%
Revenue	274	316	(42)	(13%)
Gross profit	274	316	(42)	(13%)

Selling expenses	(87)	—	(87)	(100%)
Administrative expenses	(345)	(367)	22	(6%)
Other operating income and expenses, net	58	27	31	115%
Share of profit from joint ventures	751	853	(102)	(12%)
Operating income	651	829	(178)	(21%)

Gain on net monetary position	(1,859)	(427)	(1,432)	335%
Finance income	121	84	37	44%
Finance costs	(35)	(8)	(27)	338%
Other financial results	2,232	322	1,910	593%
Financial results, net	459	(29)	488	(1,683%)
Profit before income tax	1,110	800	310	39%

Income tax	4,056	140	3,916	2,797%
Profit for the period	5,166	940	4,226	450%

Owners of the company	5,166	940	4,226	450%
Non - controlling interest	—	—	—	—

Revenue

Net revenues from our holding and others segment totaled Ps. 274 million for the three-month period ended March 31, 2019, compared to Ps. 316 million for the same period in 2018. This decrease was mainly due to lower fees collected from related parties.

Gross Profit

Gross profit from our holding and others segment decreased by Ps. 42 million and recorded a Ps. 274 million profit for the three-month period ended March 31, 2019, compared to a Ps. 316 million profit for the same period in 2018.

Selling Expenses

Selling expenses of our holding and others segment during the three-month period ended March 31, 2019 totaled Ps. 87 million and relates mainly to tax, rates and contributions.

Administrative Expenses

Administrative expenses decreased to Ps. 345 million, during the three-month period ended March 31, 2019, compared to Ps. 367 million for the same period in 2018. This decrease was explained by lower compensation agreements, and was partially offset by higher fees for third-party services.

Other Operating Income and Expenses, Net

Other operating income and expenses net recorded a profit of Ps. 58 million for the three-month period ended March 31, 2019, compared to a Ps. 27 million profit during the same period in 2018.

Operating Income

Our holding and others segment’s operating income totaled Ps. 651 million for the three-month period ended March 31, 2019, compared to Ps. 829 million for the same period in 2018. This variation includes lower profits resulting from the participation in joint ventures in the amount of Ps. 102 million, mainly on account of lower profits resulting from the equity investment in CIESA and CITELEC which decreased by Ps. 17 million and Ps. 68 million, respectively, and a Ps.87 million increase in selling expenses.

Financial Results, Net

Financial results, net, from our holding and others segment represented a profit of Ps. 459 million during the three-month period ended March 31, 2019 compared to a Ps. 29 million loss for the same period in 2018, mainly due to higher gains in other financial results of Ps. 1,910 million mostly generated by net foreign exchange differences and  to a lesser extent changes in the fair value of financial instruments, which were partially offset by a Ps. 1,432 million loss on net monetary position resulting from the application of IAS 29.

Income Tax

Our holding and others segment recorded an income tax benefit of Ps. 4,056 million for the three-month period ended March 31, 2019, compared to a Ps. 140 million benefit for the same period in 2018, mainly due to the deferred income tax gain derived for the increase of the fiscal balance of property, plant and equipment as a consequence of adhering to the tax revaluation regime, which was partially offset by losses on the special tax on exercising that option and the application of the tax inflation adjustment in 2019.

Total Profit

Our holding and others segment registered a net profit of Ps. 5,166 million for the three-month period ended March 31, 2019 attributable to the owners of the Company, compared to a net profit of Ps. 940 million recorded in the same period in 2018, also attributable to the owners of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2019

PAMPA ENERGÍA S.A.

By:	/s/ Gustavo Mariani
Name:	Gustavo Mariani
Title:	Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.